UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

July 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D
CUSIP No. 450047204		Page 2 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 86,797
8. SHARED VOTING POWER 261,204,166
9. SOLE DISPOSITIVE POWER 86,797
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 450047204		Page 3 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 261,204,166
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 4 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 261,204,166
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 5 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 261,204,166
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 6 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,425,439
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 7 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 261,204,166
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 8 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 261,204,166
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 9 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 261,204,166
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 10 of 31 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 261,204,166
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 265,629,605

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,629,605
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.90%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 11 of 31 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 7 TO SCHEDULE 13D

This Amendment No. 7 Schedule 13D (“Amendment No. 7”) amends and restates Items 2, 3, 4 and 5 and supplements Item 6 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 7 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D
CUSIP No. 450047204		Page 12 of 31 Pages

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Agrology S.A.:

(i) IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii) Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii) Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv) Agrology S.A., a stock corporation organized under the laws of the Republic of Argentina (“Agrology”);

(v) Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(vi) Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vii) Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”); and

(viii) Dolphin Fund PLC, a limited liability company organized under the laws of the Isle of Man (“Dolphin”) (Elsztain, IFIS, IFISA, Cresud, Agrology, CAM, CVC Cayman, CVC Uruguay and Dolphin being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Washington Mall West, 2nd Floor; 7 Reid Street, Hamilton HM 11, Bermuda; IFISA’s principal offices are located at Zabala 1422 2nd floor, Montevideo, Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; Agrology’s principal offices are located at Moreno 877, 21st floor (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 004, CP 91609 Montevideo, of the Republic of Uruguay; and Dolphin’s principal offices are located at Chamberlain Fund Services Limited (Manager) Chamberlain Fund Services Ltd. 3rd Floor, 54-62 Athol Street, Douglas, Isle of Man IM1 1JE. Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held (i) directly by Mr. Elsztain (and not through any other Reporting Person) and (ii) by Dolphin which are subject to the irrevocable proxy described in Item 6 below.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

SCHEDULE 13D
CUSIP No. 450047204		Page 13 of 31 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of July 22, 2008, the IRSA common shares beneficially owned by the Reporting Persons consisted of 265,629,605 shares, representing 45.90% of IRSA’s outstanding share capital.

The funds used to purchase the IRSA common shares were derived from (i) Cresud’s capital increase, (ii) working capital and (iii) short term borrowings.

On May 28, 2008, Agrology purchased to Inversiones Ganaderas S.A (“IGSA”) 1,218,260 common shares, with a nominal value of Ps. 1, per share, and 2,065,653 Global Depositary Receipts, (“GDRs”) representative of 10 common shares, with a nominal value of Ps. 1 per share, of IRSA.

The purchase price was fixed on an amount of Ps. 96,040,041, accepting Agrology as consideration to substitute IGSA, up to such amount, in the Line of Credit Agreement entered into by IGSA and Cresud, on December 3, 2007, and its amendments dated January 22, 2008, March 19, 2008 and May 14, 2008.

Item 4.	Purpose of Transaction

Since May 15, 2008, the Reporting Persons increased their beneficial ownership of IRSA common shares by acquiring shares representing an additional 1.74% (net of sales of common shares since such date) of IRSA’s outstanding share capital. Such increase was the net result of a net increase (net of sales in the open market) of the equivalent of 10,040,869 IRSA common shares acquired in the open market.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from May 15, 2008 to July 22, 2008 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of July 22, 2008, the Reporting Persons beneficially owned 265,629,605 common shares of IRSA, representing 45.90% of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of July 22, 2008:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	265,629,605	45.90%
Total IRSA Outstanding Shares	578,676,460

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay and CVC Cayman, except for Agrology a company 97% of Cresud. Elsztain

SCHEDULE 13D
CUSIP No. 450047204		Page 14 of 31 Pages

is the beneficial owner of 36.46% of IFIS, including: (a) 15.97% owned directly, (b) 1.62% owned indirectly through CVC Uruguay, (c) 9.44% owned indirectly through Dolphin and (d) 9.43% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA directly owns 1.56% of IRSA’s outstanding stock and 33.38% of Cresud’s shares on a fully diluted basis.

(iv)	Cresud directly owns the equivalent of 229,577,977 common shares of IRSA, which amount to 39.67% of IRSA’s outstanding stock.

(v)	Dolphin Fund directly owns 0.76% of IRSA’s outstanding stock.

(vi)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own IRSA common shares.

(vii)	CAM directly owns 0.11% of IRSA’s outstanding stock.

(viii)	Agrology directly owns 3.78% of IRSA’s outstanding stock.

SCHEDULE 13D
CUSIP No. 450047204		Page 15 of 31 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of July 22, 2008:

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 265,629,605 common shares, representing 45.90% of the issued and outstanding common shares of IRSA, as of July 22, 2008.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A in IRSA common shares that were effected from last sixty days are listed on Annex I, which is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 450047204		Page 16 of 31 Pages

(d)-(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Amendment No. 6 previously filed is hereby amended by adding the following agreement.

Stock Purchase Agreement and Assignment of Line of Credit Agreement. On May 28, 2008, Agrology purchased to IGSA 1,218,260 common shares, with a nominal value of Ps. 1, per share, and 2,065,653 GDRs representative of 10 common shares, with a nominal value of Ps. 1 per share, of IRSA.

The purchase price was fixed on an amount of Ps. 96,040,041, accepting Agrology as consideration to substitute IGSA, up to such amount, in the Line of Credit Agreement entered into by IGSA and Cresud, on December 3, 2007, and its amendments dated January 22, 2008, March 19, 2008 and May 14, 2008.

The Line of Credit Agreement accrues interest at a monthly rate equivalent to 3-month BAIBOR, plus 300 basis points, and according to the amendment dated May 14, 2008 this Line of Credit Agreement may be renewed automatically for periods of 12 months.

Assignment of Securities Loan Agreement: On May 28, 2008, IGSA assigned Agrology a loan agreement entered with IFISA on March 12, 2008, by which it was granted to IFISA 790,631 GDRs, representative of 10 common shares, with a nominal value of Ps. 1 per share, of IRSA.

The loan agreement will accrue interest at a monthly rate equivalent to 3 month LIBOR, plus 150 basis points and will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

Notwithstanding the aforementioned agreement, Agrology maintains the political and economic rights related to the GDRs. As regards exercising the political rights, Agrology will grand a power of attorney to IFISA with the respective voting instructions. As regards the economic rights, IFISA commits to transfer intimately to Agrology the dividends received.

SCHEDULE 13D
CUSIP No. 450047204		Page 17 of 31 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

3.	Joseph Steinberg Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of the United States

3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

CUSIP No. 450047204	Page 18 of 31 Pages

Directors of Consultores Venture Capital Uruguay

Directors

1.	Eduardo S. Elsztain (Chairman) Director Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Consultores Assets Management S.A.

Directors

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 19 of 31 Pages

Directors of Consultores Venture Capital Limited

Directors

1.	Eduardo S. Elsztain (Chairman) Director Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman

2.	Saul Zang Director Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman

3.	Clarisa Lifsic Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 20 of 31 Pages

Directors of Dolphin Fund PLC

Directors

1.	Eduardo Sergio Elsztain (Chairman) 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

2.	Gary Gladstein 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of USA

3.	Clarisa Lifsic 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

4.	Elizabeth Tansell 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Isle of Man

5.	Saul Zang 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

6.	Mario Blejer 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

CUSIP No. 450047204	Page 21 of 31 Pages

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

CUSIP No. 450047204	Page 22 of 31 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Clarisa Diana Lifsic Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palacio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 23 of 31 Pages

8.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

9.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 24 of 31 Pages

Senior Management

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Alejandro Bartolomé Chief Production Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	José Luis Rinaldini Chief Subsidiaries Supervisor Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Alejandro Casaretto Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 25 of 31 Pages

8.	Carlos Blousson Chief Sales Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Agrology S.A.

1.	Alejandro G. Elsztain Chairman of the Board Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Moreno 877, 2st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Gastón A. Lernoud Director Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Armando F. Ricci Alternate Director Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 26 of 31 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Oscar P Bergotto Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 27 of 31 Pages

8.	Marcos Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9..	Fernando Rubin Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

13.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

14.	Juan C. Quintana Terán Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

15.	Emilio Cárdenas Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 28 of 31 Pages

16.	Gabriel A. G. Reznik Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

17.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

18.	Daniel R. Elsztain Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 29 of 31 Pages

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the last sixty days

Annex 1

Dolphin’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	5/22/2008	4,840.00	$14.1892	NYSE
Buy	5/23/2008	11,300.00	$14.0870	NYSE
Buy	5/27/2008	6,855.00	$14.1409	NYSE
Buy	5/28/2008	3,200.00	$14.0456	NYSE
Buy	5/29/2008	9,467.00	$14.0020	NYSE
Buy	5/30/2008	7,500.00	$13.5433	NYSE
Buy	5/30/2008	20,000.00	$13.5500	NYSE
Buy	6/11/2008	20,000.00	$12.2197	NYSE
Sell	6/12/2008	(16,200.00)	$12.3394	NYSE
Sell	6/13/2008	(3,800.00)	$12.3421	NYSE

Cresud’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	6/20/2008	14,100.00	$11.4376	NYSE
Buy	6/20/2008	13,500.00	$11.4153	NYSE
Buy	6/23/2008	8,500.00	$11.3355	NYSE
Buy	6/23/2008	1,700.00	$11.3000	NYSE
Buy	6/24/2008	12,691.00	$11.2406	NYSE
Buy	6/24/2008	44,400.00	$11.4976	NYSE
Buy	6/25/2008	16,900.00	$11.6973	NYSE
Buy	6/25/2008	15,000.00	$11.7936	NYSE
Buy	6/25/2008	20,800.00	$11.7586	NYSE
Buy	6/26/2008	10,000.00	$11.7720	NYSE
Buy	6/27/2008	9,871.00	$11.7493	NYSE
Buy	6/30/2008	9,900.00	$11.6439	NYSE
Buy	7/1/2008	5,200.00	$10.8931	NYSE
Buy	7/1/2008	10,000.00	$10.8370	NYSE
Buy	7/2/2008	21,100.00	$10.8813	NYSE
Buy	7/2/2008	10,000.00	$10.7750	NYSE
Buy	7/3/2008	9,008.00	$10.5191	NYSE
Buy	7/3/2008	5,800.00	$10.5317	NYSE
Buy	7/7/2008	40,872.00	$10.5025	NYSE
Buy	7/7/2008	3,700.00	$10.5000	NYSE
Buy	7/8/2008	9,724.00	$10.5000	NYSE
Buy	7/8/2008	2,900.00	$10.5000	NYSE
Buy	7/9/2008	66,520.00	$10.4997	NYSE
Buy	7/10/2008	26,157.00	$10.4996	NYSE
Buy	7/10/2008	38,900.00	$10.5000	NYSE
Buy	7/10/2008	18,600.00	$10.5176	NYSE
Buy	7/11/2008	31,600.00	$10.3859	NYSE
Buy	7/11/2008	46,900.00	$10.4107	NYSE
Buy	7/11/2008	72,381.00	$10.4411	NYSE
Buy	7/14/2008	43,050.00	$10.4259	NYSE
Buy	7/14/2008	5,500.00	$10.3955	NYSE
Buy	7/15/2008	39,300.00	$10.4000	NYSE

CUSIP No. 450047204	Page 30 of 31 Pages

Buy	7/15/2008	31,962.00	$10.3491	NYSE
Buy	7/16/2008	41,885.00	$10.3136	NYSE
Buy	7/16/2008	4,300.00	$10.2849	NYSE
Buy	7/17/2008	1,900.00	$11.0000	NYSE
Buy	7/18/2008	21,474.00	$10.8295	NYSE
Buy	7/21/2008	900.00	$10.9000	NYSE
Buy	7/22/2008	1,755.00	$11.0000	NYSE

Cresud’s transactions in IRSA Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	7/11/2008	1,521,449.00	ARS 3.3000	Buenos aires Stock Exchange

Eduardo Elsztain’s transactions in IRSA Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	7/8/2008	300.00	ARS 3.4000	Buenos aires Stock Exchange

CUSIP No. 450047204	Page 31 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: July 22, 2008

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/S/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

Dolphin Fund PLC		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board